SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE 13D
under the Securities Exchange Act of 1934
(Amendment No. __)
_______________________

PHOTOMEDEX. INC.
(Name of Issuer)

Common Stock, Par Value $.01 per share
(Title of Class of Securities)

719358301
(CUSIP Number of Class
 of Securities)
_______________________

Charles L. Frischer
803 East Prospect Street
Seattle, WA 98012
______________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 6, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))	Page 1 of 9

CUSIP NO. 719358301	13D	Page 2 of 9

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Charles Frischer I.R.S. I.D. No.
2	Check the Appropriate Box if a Member of a Group *	(a) ☒ (b) ☐
3	SEC Use Only
4	Sources of Funds * PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) of 2(f)	☐
6	Citizenship or Place of Organization USA
Number of shares Beneficially Owned By Each Reporting Person With:	7	Sole Voting Power 155,479
	8	Shared Voting Power - 0 -
	9	Sole Dispositive Power 155,479
	10	Shared Dispositive Power - 0 -
11	Aggregate Amount Beneficially Owned by Each Reporting Person 155,479
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13	Percent of Class Represented by Amount in Ro (11): 5.6%
14	Type of Reporting Person (see instructions): IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 719358301	13D	Page 3 of 9

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Abigail Francis I.R.S. I.D. No.
2	Check the Appropriate Box if a Member of a Group *	(a) ☒ (b) ☐
3	SEC Use Only
4	Sources of Funds * PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) of 2(f)	☐
6	Citizenship or Place of Organization USA
Number of shares Beneficially Owned By Each Reporting Person With:	7	Sole Voting Power 5,000
	8	Shared Voting Power - 0 -
	9	Sole Dispositive Power 5,000
	10	Shared Dispositive Power - 0 -
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13	Percent of Class Represented by Amount in Ro (11): Less than 1%
14	Type of Reporting Person (see instructions): IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 719358301	13D	Page 4 of 9

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Libby Frischer Family Partnership I.R.S. I.D. No.
2	Check the Appropriate Box if a Member of a Group *	(a) ☒ (b) ☐
3	SEC Use Only
4	Sources of Funds * WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) of 2(f)	☐
6	Citizenship or Place of Organization USA
Number of shares Beneficially Owned By Each Reporting Person With:	7	Sole Voting Power 3,628
	8	Shared Voting Power - 0 -
	9	Sole Dispositive Power 3,628
	10	Shared Dispositive Power - 0 -
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,628
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13	Percent of Class Represented by Amount in Ro (11): Less than 1%
14	Type of Reporting Person (see instructions): IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 719358301	13D	Page 5 of 9

Item 1.  Security and Issuer

This Schedule 13D relates to Common Shares, par value $.01 per share (the “Shares”) of Photomedex, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 147 Keystone Drive, Montgomeryville, Pennsylvania 18936.

Item 2.  Identity and Background.

(a)           This statement is being filed by each of Charles Frischer, an individual, Abigail Francis, an individual and the spouse of Charles Frischer, and Libby Frischer Family Partnership, a New York partnership (the “Partnership”).

A joint filing agreement among the Reporting Persons is attached hereto as Exhibit 1.

(b)           The principal business address of each of the filers is 803 East Prospect Street, Seattle, WA 98012.

(c)           The principal business of Charles Frischer is private investing.  The principal business of Abigail Francis is private investing.  The principal business of the Partnership is investments for its own account.

(d) – (e)                Legal Proceedings

During the past five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)           Citizenship

Both Mr. Frischer and Ms. Francis are citizens of the United States.

Item 3.  Source and Amount of Funds of Other Consideration.

The total amount of funds required to acquire the Shares acquired by Mr. Frischer, Ms. Francis and the Partnership were $1,031,011, $28,317 and $25,835, respectively.  Mr. Frischer and Ms. Francis used their personal funds to acquire their respective Shares and the Partnership used funds from its reserves to acquire its Shares.

CUSIP NO. 719358301	13D	Page 6 of 9

Item 4.  Purpose of Transaction.

Each of the Reporting Persons acquired the Shares reported herein with a view to making a profit on his or its investment.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management, the Issuer's board of directors, other shareholders of the Issuer and other relevant parties concerning the Issuer's business, operations, governance, management, strategy and future plans.  Depending on various factors including, without limitation, the Issuer's financial position, future actions taken by the Issuer's board of directors, price levels of the Shares, other available investment opportunities, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking representation on the Issuer’s board of directors, changes in management of the Issuer and potential strategic transactions by the Issuer.

Item 5.  Interest of Securities of the Issuer.

(a) and (b)                      Beneficial ownership

As of the date of this Schedule 13D, the Partnership directly owns 3,628 Shares representing less than 1% of the total outstanding shares.  As of the date of this Schedule 13D, Ms. Francis directly owns 5,000 Shares representing less than 1% of the total outstanding shares Mr. Frischer directly owns 151,851 Shares and he is the sole general partner of the Partnership.  Accordingly, Mr. Frischer indirectly beneficially owns 155,479 Shares representing approximately 5.6% of the outstanding Shares.  The percentages set forth above and on the cover pages hereto represent percentages of the outstanding Shares based on a total of 2,772,637 Shares outstanding at May 7, 2010, which amount is derived from amount reported in the Issuer’s Prospectus dated May 3, 2010 and the number of Shares reported issued in connection with its public offering in the Issuer’s Current Report on Form 8-K dated May 7, 2010.

By virtue of their status as a "group" for purposes of Rule 13d-5, each of the Reporting Persons may be deemed to have shared voting and dispositive power over the Shares owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of the Shares owned by the other Reporting Persons other than the Shares owned by the Partnership, which Mr. Frischer does not disclaim beneficial ownership.

Mr. Frischer has sole voting power and sole investment power with respect to 155,479 Shares.

Ms. Francis has sole voting power and sole investment power with respect to 5,000 Shares.

CUSIP NO. 719358301	13D	Page 7 of 9

(c)           Transactions during the past sixty days

On May 6, 2010, Mr. Frischer acquired 50,000 Shares at the price of $6.00 per share.  Neither Mr. Frischer, Ms. Francis nor the Partnership effected any transactions in the Shares during the past 60 days.

(d)           Right to receive dividends or proceeds

Not applicable.

(e)           Beneficial ownership of less than five percent

Not applicable.

Item 6.  Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons have agreed to jointly seek to explore appropriate methods of maximizing the value of the Shares in the manner set forth in Item 4 above.

Except as otherwise provided in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among any of the Reporting Persons and between the Reporting Persons and any persons with respect to any securities of the Issuer.

Item 7.  Materials to be Filed as Exhibits.

1.   Joint Filing Agreement

CUSIP NO. 719358301	13D	Page 8 of 9

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k), this Schedule 13D is filed jointly on behalf of each of the Reporting Persons.

Dated as of:  May 17, 2010

/s/ Charles Frischer
Charles Frischer

/s/ Abigail Francis
Abigail Francis

LIBBY FRISCHER FAMILY PARTNERSHIP

By:	/s/ Charles Frischer
Charles Frischer
General Partner

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP NO. 719358301	13D	Page 9 of 9

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Shares, par value $.01 per share, of Photomedex, Inc. and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D.  In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of May 14, 2010.

/s/ Charles Frischer
Charles Frischer

/s/ Abigail Francis
Abigail Francis

LIBBY FRISCHER FAMILY PARTNERSHIP

By:	/s/ Charles Frischer
Charles Frischer
General Partner